EXHIBIT 3.1 Explanatory Note: Attached below are Sections 3 and 4 of Article II of the Company’s Amended and Restated Bylaws, which were amended as set forth below. Only Sections 3 and 4 of Article II of the Amended and Restated Bylaws are included (as restated in such sections entireties) in this exhibit to the Company’s Form 8-K. Text that was added is underlined and bolded. ARTICLE II SHAREHOLDERS Section 3 - Place of Meeting The Board of Directors may designate any place, within or without the State of Wisconsin, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors and may, in their sole discretion, determine that a virtual meeting of shareholders by means of remote communication shall be held instead of a physical meeting of the shareholders. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the Corporation in the State of Wisconsin, but any meeting may be adjourned to reconvene at any place, including by remote communication, as designated by vote of a majority of the shares represented thereat. Section 4 - Notice of Meeting Notice stating the place (including, as applicable, virtually by remote communication), day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, such notice to be delivered in accordance with the provisions of Article XIV below. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened; and